Exhibit 99.4

Qudian Inc.

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF QUDIAN INC.

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON December 10, 2025

The undersigned shareholder(s) of Qudian Inc., an exempted company incorporated in the Cayman Islands (the “Company”), hereby acknowledges receipt of the notice (the “Notice”) of extraordinary general meeting of shareholders (the “EGM”) and proxy statement, and hereby appoints the chairman of the EGM or ______________ as proxy, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the EGM to be held on December 10, 2025 at 10:00 a.m., local time, at Building 1, Qudian Innovation Park, Meilin Street, Tongan District, Xiamen, Fujian Province, China, and at any adjournment thereof, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) at the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the Notice and in the proxy statement furnished herewith.

The shares in respect of which this proxy form is given (when properly executed and delivered to the mailing or e-mail address set forth below) will be voted by the proxy holder in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy holder will vote at the discretion of such proxy holder and, where the chairman of the EGM is the proxy holder, he will vote the shares in respect of which this proxy form is given “FOR” the following proposal:

PROPOSAL 1: As a Special Resolution that the English name of the Company be changed from “Qudian Inc.” to “High Templar Tech Limited”#.

# Please refer to the Notice for full text of the resolution.

FOR	AGAINST	ABSTAIN

Dated: ______________, 2025

Shareholder Name:	Joint holder(s) of Share(s) (if any) Name:

Print	Print

Signature	Joint holder(s) of Share(s) (if any) Signature

This proxy form must be signed by the person registered in the register of members as at the close of business on November 17, 2025, New York time, or his or her attorney duly authorized in writing or, in the case the appointer is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same.

Whether or not you propose to attend the EGM in person, you are strongly advised to complete and return this form of proxy in accordance with the instructions herein.

To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) with the Company: (i) by mail, to Building 1, Qudian Innovation Park, Meilin Street, Tongan District, Xiamen, Fujian Province, China, or (ii) by email, to ir@qudian.com, in each case marked for the attention of Sissi Zhu, as soon as possible and in any event not later than 10:00 a.m., New York time, on December 8, 2025.

Returning this completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish and in such case, the proxy will be deemed to be revoked.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the chairman of the EGM will be appointed as your proxy.

2.	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolution to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or completes and returns this form appointing a specific proxy.

3.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

4.	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

5.	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

6.	Any alterations made to this form must be initialed by you.

7.	The chairman of the EGM will demand a poll at the EGM and accordingly the resolutions proposed at the EGM will be voted upon by way of a poll.